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                                                                     Exhibit T3E

                                                       Preliminary Draft 1/16/98
                                  BISSELL INC.
                          REDEMPTION OFFER MEMORANDUM

     THE OFFER EXPIRES ON MARCH 31, 1998, AT 5 P.M. E.S.T. UNLESS EXTENDED.
            _______________________________________________________

THE NOTES OFFERED UNDER THIS MEMORANDUM HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND (A) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (2) IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY FOREIGN JURISDICTION AND (B) THE HOLDER, AND EACH SUBSEQUENT HOLDER, IS REQUIRED TO NOTIFY ANY PURCHASER FROM IT OF THE NOTES OF THE RESALE RESTRICTIONS LISTED IN (A) ABOVE.
            _______________________________________________________

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER TO TENDER OR REFRAIN FROM TENDERING SHARES OF COMMON STOCK. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SUCH SHARES AND, IF SO, HOW MANY SHARES TO TENDER.
            _______________________________________________________

OFFER TO REDEEM SHARES

     On the terms and subject to the conditions set forth in this Memorandum, BISSELL Inc. (the "Company") hereby offers (the "Offer") to redeem up to an aggregate of [______] shares of its common stock, $1.00 par value per share, (the "Common Stock") from shareholders (the "Offerees") at a price of $[___] per share (the "Purchase Price"). The Purchase Price is equal to the appraised fair market value of the Company's Common Stock as of [________], 1998 as determined by Duff & Phelps, LLC for purposes of the BISSELL EMPLOYEE STOCK OWNERSHIP PLAN (the "ESOP"). See "Appraised Value of Common Stock."

     The Purchase Price of $[___] for each share of Common Stock sold to the Company by the Offerees and redeemed by the Company will be paid in the form of $[____] per share in cash and $[___] per share in face amount of Subordinated Notes of the Company (the "Notes"), as described under the heading "The Subordinated Notes." However, Offerees who own [250] shares or less of the Common Stock or who are residents of Canada will be paid only in cash. Also, the Company reserves the right to pay cash, in lieu of each Note that is equal to or less than a minimum principal amount, not to exceed $10,000, as determined by the Company upon completion of the Offer.

     The Offer is limited to Offerees who are the holders of the Common Stock according to the Company's records on January 15, 1998 (the "Record Date"), but excluding the ESOP from which the Company will be simultaneously redeeming an aggregate of [____] shares at the Purchase Price for all

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cash and certain members of the John M. Bissell Family who have agreed not to participate in the Offer as to all or substantially all of their shares of Common Stock. See "Excluded Shareholders."

     The Offer is designed to achieve several objectives. First, the Offer provides an opportunity for those shareholders who seek liquidity to sell a significant portion of their stock. Second, the Offer is designed to increase the potential availability of capital gain treatment. See "Federal Income Tax Consequences."

IMPORTANT FACTORS TO BE CONSIDERED BY OFFEREES

     In connection with their assessment of the Offer, the Company wishes to call the attention of Offerees to a number of important factors. First, the $[___] value per share of Common Stock was determined by Duff & Phelps, LLC ("D & P") with reference to shares owned by the ESOP. Because participants in the ESOP have the right to require that their shares be repurchased, D & P did not apply any discount for lack of marketability in arriving at such per share value. In general, a significant discount for lack of marketability would be applied in the appraisal of shares of a closely held company representing less than control. Consequently, the Company believes that the Offer at $[___] per share is in excess of the fair market value of the shares of Common Stock owned by Offerees but the Company has not attempted to determine the appropriate discount for lack of marketability or resulting fair market value of shares of Common Stock owned by Offerees. A countervailing factor is the interest rate on the Notes. Such interest rate is less than what a market rate of interest would be on an obligation selling at face value in the market place with terms and conditions similar to the Notes. Consequently, the fair market value of a Note at the time of issuance will be less than its face amount but the Company has not attempted to determine the amount of discount that would apply in valuing the Notes. Finally, if the Company's future performance is favorable, as the Company's management projects it will be, future earnings, less the interest costs incurred in connection with the Offer and simultaneous purchase of shares from the ESOP, pro rated over the reduced number of shares of Common Stock outstanding after completion of such transactions, should provide greater earnings per share of Common Stock to continuing holders than would have applied absent the Offer and simultaneous purchase from the ESOP. However, there is no assurance that the Company will meet its future projections and the debt incurred in connection with the Offer and simultaneous purchase of shares from the ESOP will place the Company in a more leveraged and riskier position.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER TO TENDER OR REFRAIN FROM TENDERING SHARES OF COMMON STOCK. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SUCH SHARES AND, IF SO, HOW MANY SHARES TO TENDER.


NUMBER OF SHARES EACH OFFEREE MAY HAVE REDEEMED PURSUANT TO OFFER

Redemption Right Certificates

     The Company is distributing to each Offeree a Redemption Right Certificate which requires the Company to redeem from the registered holder of such Certificate a specified number of shares of Common Stock, subject to all of the terms and conditions of the Offer as described in this Memorandum including the Company's right to terminate the Offer and rights evidenced by the Redemption Right Certificate. See "Termination of Offer." Each Offeree owning more than [2,000] shares of Common


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Stock on the Record Date has been issued a Redemption Right Certificate covering [___]% of the shares of Common Stock owned by such Offeree on the Record Date, rounded up to the nearest whole share. Each Offeree owning [2,000] shares of Common Stock or less on the Record Date has been issued a Redemption Right Certificate covering 100% of the shares of Common Stock owned by such Offeree and in the case of any Offeree owning [250] shares or less or who is a resident of Canada payment will be made solely in cash. See "Federal Income Tax Consequences" for a discussion of the basis on which the number of shares covered by the Redemption Right Certificates was determined.

     Each registered holder of a Redemption Right Certificate has the right to assign his or her Redemption Right Certificate, and the rights evidenced thereby, in whole or in part to one or more other Offerees subject to the following: (i) the assignee(s) must be a shareholder(s) of the Company on the Record Date; (ii) the Offeree making the assignment and the assignee(s) must certify to the Company that no consideration has been paid or received, directly or indirectly, by them in connection with such assignment, and (iii) the Redemption Right Certificate being assigned, with a properly completed assignment form executed by the Offeree making the assignment and the assignee(s), must be tendered to the Company at 2345 Walker, N.W., Grand Rapids, Michigan 49544 on or before the Expiration Date for recordation of the transfer.

Pro Rata Right of Redemption

     In addition to shares which each Offeree may sell to the Company pursuant to Redemption Right Certificate(s), each Offeree may participate in the pro rata right to have redeemed shares of Common Stock by the Company which are subject to all of the Redemption Right Certificates which have been distributed by the Company but which are not duly exercised or are not exercised in full. The right to have redeemed by the Company the number of shares covered by Redemption Right Certificates which are not exercised or are only partially exercised by the Expiration Date, as defined below, will be allocated pro rata to Offerees who elect, in the manner described under "Acceptance of the Offer; Procedure for Tendering Shares and Redemption Right Certificate," to participate in such phase of the Offer. The pro rata allocation will be based on the respective number of shares of Common Stock owned by all Offerees who participate in such phase of the offering and any Offeree so participating may specify a limit on the number of shares of Common Stock that he or she is willing to sell pursuant thereto.

ACCEPTANCE OF THE OFFER; PROCEDURE FOR TENDERING SHARES AND REDEMPTION RIGHT CERTIFICATES

     In order for an Offeree to accept the Offer, he or she must complete and tender to the Company on or before 5 P.M. Eastern Standard Time on March 31, 1998, subject to extension by the Company in its discretion to a date not later than April 30, 1998 (the "Expiration Date"), the following: (i) a properly completed and executed Redemption Offer Election and Transmittal Form ("Election Form") which accompanies this Memorandum, (ii) if appropriate, one or more Redemption Right Certificates, and (iii) certificates for the shares of Common Stock subject to being redeemed by the Company, all in accordance with the instructions to the Election Form. Any Offeree wishing to have the maximum number of shares of Common Stock redeemed should tender all of his or her certificates for shares of Common Stock. PLEASE READ THE INSTRUCTIONS ON THE REVERSE SIDE OF THE ELECTION FORM CAREFULLY.

     The Company will pay the cash portion due an Offeree pursuant to this Offer by check payable by the Company and the balance, if any, by delivery to the Offeree of a Subordinated Note for the principal amount of such balance. See "Subordinated Notes". If any tendered shares of Common Stock are not purchased pursuant to this Offer or if less than all such shares evidenced by a stock certificate are


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tendered, stock certificates for any unpurchased shares of Common Stock will be returned by the Company as promptly as practicable after the Expiration Date without expense to the Offeree.

     The method of delivery of such certificates and documents is at the election and risk of the Offeree, and if sent by mail, it is recommended that the certificates be delivered by registered mail, return receipt requested. Postal insurance is available for those who wish to insure delivery of certificates. All questions as to the validity, form and documentation of any tender, the propriety of execution of any documents or assignment of any certificate, allocation of redemption in the event of oversubscription, and other questions as to the eligibility or acceptability of any certificate including the time of receipt will be determined by the Company, whose determination and interpretation will be final and binding on all Offerees. The Company reserves the right to reject any and all tenders that are not in the appropriate form or the acceptance of which would, in the opinion of Company's counsel, be unlawful. The Company reserves the right to waive any of the conditions of this Offer or any defect in tender with regard to any particular certificate of any particular Offeree. Neither the Company nor any other entity or person is under any duty to give notification of any defects or irregularities in tenders and neither the Company nor any other entity or person shall incur liability for failure to give any such notification. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived by the Company.

TERMINATION OF OFFER

     THE COMPANY MAY REVOKE THE OFFER AND TERMINATE THE RIGHTS EVIDENCED BY THE REDEMPTION RIGHT CERTIFICATES AT ANY TIME UP TO AND INCLUDING THE EXPIRATION DATE. In the event of such termination, the Company will pay to each registered holder of a Redemption Right Certificate an amount equal to 1/100th of one cent per share of Common Stock covered by such Redemption Right Certificate. Such payment will be made by the Company within 15 days of such termination. The reservation of the right to terminate the Offer is designed to protect the Company in the event of its failure to close on the necessary financing, a material change in the Company's circumstances or other unforeseen events.

EXCLUDED SHAREHOLDERS

     The ESOP is not included as an Offeree since simultaneously with the redemption of shares pursuant to the Offer, the Company will redeem a minimum of [___] shares of Common Stock from the ESOP at the Purchase Price, aggregating $[_______], but, in accordance with legal requirements for transactions between the Company and the ESOP, the Purchase Price for shares purchased from the ESOP will be paid in cash. The minimum number of shares being redeemed from the ESOP represents approximately [___]% of the [_______] shares of Common Stock owned by the ESOP on the Record Date. In view of this transaction and with its consent, the ESOP will not participate in the Offer and, accordingly, it is not an Offeree. See "Funding of Offer and Simultaneous Redemption from ESOP."

     The institutions providing the financing of the cash portion of the Offer have required that John M. Bissell, Mark J. Bissell and Matthew R. Bissell not sell any of their shares pursuant to the Offer in order to demonstrate their financial commitment to the Company. Accordingly, John M. Bissell, Mark J. Bissell and Matthew R. Bissell have agreed not to participate in the Offer with respect to all of the Common Stock which they own or control, aggregating [____] shares, and John R. Bissell and James H. Bissell have agreed not to participate in the Offer with respect to all but 2,300 shares, each, of the shares of Common Stock which they own. These exclusions have the added benefit of enhancing the opportunity for other Offerees to be entitled to capital gain treatment. If all shareholders other than the ESOP were eligible to participate in the Offer, the required percentage of shares that would have to be redeemed to

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meet the "substantially disproportionate test" would be so large as to render the transaction financially unfeasible. John M. Bissell, Mark J. Bissell and Matthew R. Bissell owned or controlled an aggregate of [____] shares on the Record Date, representing approximately [__]% of the Company's issued and outstanding shares on such date. Such parties will own or control [___] shares representing approximately [__]% of the then number of issued and outstanding shares following completion of the Offer and the simultaneous redemption of shares from the ESOP assuming that the full number of shares which the Company is offering to redeem from Offerees are redeemed. Any Offeree who does not participate in the Offer similarly will experience an increase in percentage ownership.

IMPACT OF OFFER ON FUTURE DIVIDEND AND REDEMPTION POLICIES

     It is anticipated that the financing arrangements pursuant to which the Company will fund the cash portion of the transactions will restrict the payment of dividends and distributions to redeem stock only if the Company is in violation of its loan covenants. Consequently, the Company's ability to continue to pay dividends pursuant to its previous policy should not be impaired. However, it is unlikely that the Company will be in a position to make further redemption offers for the foreseeable future (except as necessary to provide liquidity to the ESOP) based on the amount of debt to be incurred in connection with the proposed transactions.

FEDERAL INCOME TAX CONSEQUENCES

Capital Gain Treatment

     The redemption by a corporation of shares of its stock from a shareholder will be treated as a dividend and taxed as ordinary income, without any offset for the shareholder's cost basis in such stock, unless the redemption meets one of the tests set forth in Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"). If a redemption meets one of such tests, the proceeds realized on the transaction in excess of the shareholder's cost basis will be a capital gain taxed at a rate which depends on the shareholder's holding period for the shares. Capital gain treatment is also dependent on the shares being a capital asset in the shareholder's hands, as opposed, for example, to inventory in the hands of a dealer in securities. This discussion assumes that the shares held by each of the Offerees are capital assets in such Offeree's hands.

     A shareholder will be entitled to capital gain treatment if he or she meets any of three tests under Section 302 of the Code which are relevant to the Offer and provide for capital gain treatment. These tests as applied to the Offer are as follows: (1) the redemption pursuant to the Offer is "substantially disproportionate" as to the Offeree; (2) the redemption pursuant to the Offer is in complete redemption of all of the shares of Common Stock owned by the Offeree; or (3) the redemption pursuant to the Offer is not essentially equivalent to a dividend payment to the Offeree. In making the foregoing determinations and subject to certain exceptions discussed below, each Offeree is deemed to own not only the shares actually owned by him or her but also the shares owned directly, or indirectly, by or for certain related parties, including his or her spouse, children, grandchildren and parents, as well as by certain entities in which he or she has an interest, including certain corporations, partnerships, estates and trusts. Likewise, subject to certain exceptions, the shares owned by an Offeree are deemed also to be owned by such related parties. This concept of constructive ownership is commonly referred to as "attribution of ownership" and is prescribed in Section 318 of the Code, subject to certain modifications set forth in Section 302 of the Code.



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     In order for a redemption to be substantially disproportionate as to an
Offeree, the Offeree must compare his or her percentage interest in the outstanding shares of the Company owned, or deemed owned by the Offeree through attribution of ownership, both before and after the Offer is consummated. If the percentage interest after the Offer is consummated is less than 80% of the percentage interest before the Offer is consummated, the Offeree will be entitled to capital gain treatment. As an example, assume that an Offeree ("Shareholder A") owns 10,000 shares of the Company's Common Stock and his child ("Shareholder B") owns 5,000 shares. Assume also that no other Offerees have a relationship which results in attribution of ownership to either Shareholder A or Shareholder B. Both Shareholder A and Shareholder B would be deemed to own the shares which they own directly and the shares owned by the other of them, or a total of 15,000 shares each which is [___]% of the [________] shares issued and outstanding on the Record Date. The Redemption Right Certificate distributed to Shareholder A would cover the sale to the Company by Shareholder A of [_____] shares and the Redemption Right Certificate distributed to Shareholder B would cover the sale to the Company of [___] shares. If both Shareholder A and Shareholder B were to sell to the Company all of the shares covered by their Redemption Right Certificates, both Shareholder A and Shareholder B would own and be deemed to own an aggregate of [____] shares after the redemption of shares pursuant to the Offer which would represent not more than [___]% of the Company's shares of Common Stock then outstanding. The [__]% direct and attributed ownership after consummation of the Offer would be less than 80% of the [___]% direct and attributed ownership before the Offer, resulting in both Shareholder A and Shareholder B qualifying for capital gain treatment.

     As illustrated by the foregoing example, if all of the Offerees which are part of a group of Offerees having a direct or indirect relationship resulting in attribution of ownership under Section 302 of the Code were to sell to the Company all of the shares covered by the Redemption Right Certificates distributed to them, every Offeree in such group would be entitled to capital gain treatment, with the rate of taxation based on his or her holding period. This was the basis on which the Company fixed the number of shares which are covered by the Redemption Right Certificates distributed to the Offerees. However, the Company recognizes that some Offerees may not wish to sell any shares or may desire to sell fewer or more shares than covered by their Redemption Right Certificate while preserving, to the extent possible, the ability of related Offerees to qualify for capital gain treatment. For this reason, the Redemption Right Certificates may be assigned, subject to certain conditions, which may provide the necessary flexibility for each member of a related group of Offerees to sell the desired number of shares and for each of them to qualify for capital gain treatment. However, in certain cases it may not be possible to achieve the desired result. Returning to the above example, if Shareholder A wants to sell as many shares as possible and Shareholder B does not wish to sell any shares, if Shareholder B assigned his or her Redemption Right Certificate to Shareholder A and Shareholder A sold all of the shares covered by the Redemption Right Certificate distributed to Shareholder A and the one assigned to Shareholder A by Shareholder B, Shareholder A will qualify for capital gain treatment. However, if Shareholder A did not wish to sell any shares and Shareholder B wished to sell all of his or her shares, the assignment of Shareholder A's Redemption Right Certificate to Shareholder B would permit Shareholder B to sell all of his or her shares but the transaction would not be substantially disproportionate as to Shareholder B because the 10,000 shares owned and retained by Shareholder A and attributed to Shareholder B would not permit Shareholder B to pass the mathematical percentage ownership test. However, it may be possible that the redemption of all of Shareholder B's directly owned shares would qualify under another test depending on a variety of other factors.

     If pursuant to the Offer, the Company redeems from an Offeree all of the shares owned directly by such Offeree, such redemption might qualify for capital gain treatment as a "complete redemption" even though shares owned directly or indirectly by other Offerees would otherwise be attributable to such


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Offeree and prevent the redemption from meeting the mathematical test of being "substantially disproportionate." Section 302 of the Code permits the suspension of the family attribution rules (but not entity attribution rules) of Section 318 of the Code if the redemption is in complete termination of a shareholder's interest in the Company other than as a creditor, including the termination of any interest as an employee, officer or director. Further, in order to suspend family attribution, the shareholder must agree not to acquire any interest in the Company for the ensuing ten years other than by inheritance and agree to notify the Internal Revenue Service of any such acquisition. However, family attribution is not suspended for a particular shareholder if any transfer of shares was made or received by such shareholder during the prior ten years to or from any other shareholder who at the time of the redemption bears a relationship resulting in attribution with the shareholder (unless such transfer did not have as one of its principal motives the avoidance of Federal income tax). As stated above, family attribution rules may be suspended in the event of a complete termination of a shareholder's interest, but attribution from entities is not suspended, requiring the redemption of all of the shares owned by the entity in order to eliminate attribution from the entity.

     In addition to the "substantially disproportionate" and "complete redemption" tests, an Offeree may qualify for capital gain treatment if the redemption from the Offeree pursuant to the Offer is "not essentially equivalent to a dividend." This test does not have any mathematical rules for its application but has been interpreted in various court decisions and Internal Revenue Service rulings, with the outcome depending on the particular facts and circumstances. Since it lacks mathematical certainty, the "not essentially equivalent to a dividend" test is generally not used for planning purposes but may permit capital gain treatment for an Offeree who cannot meet either the "substantially disproportionate" test or the "complete redemption" test.

     As should be apparent from the foregoing discussion, in any situation where all Offerees who bear a relationship resulting in direct or indirect attribution of ownership under Section 318 of the Code do not exercise in full the rights represented by the Redemption Right Certificates distributed to them, the determination of whether any of such Offerees who accept the Offer will qualify for capital gain treatment may be relatively complex. In order to assist Offerees in determining the federal income tax consequences to them of accepting the Offer, the Company will make available, at its expense, to any Offeree who desires such assistance, the resources of the Company's independent public accounting firm, BDO Seidman. Any Offeree desiring such assistance should contact the Company's Senior Vice President - Administration, Daniel T. Caldon, at (616) 791-7735 as soon as possible.

     BECAUSE OF THE NUMBER OF JURISDICTIONS IN WHICH OFFEREES RESIDE, THE COMPANY HAS NOT ADDRESSED, AND IS NOT IN A POSITION TO OFFER RESOURCES TO ADDRESS, THE ISSUE OF STATE OR FOREIGN TAXES.

Installment Treatment

     An Offeree who qualifies for capital gain treatment and receives a Note in partial payment will be entitled to report the gain realized by him or her on the installment basis under Section 453 of the Code. As an example, if an Offeree had a cost basis of $4,000 and a gross selling price of $40,000 for the shares redeemed, 10% of the initial cash payment and of each subsequent installment of principal would represent recovery of basis and the balance of 90% of each such payment would represent capital gain taxable in the year in which received. Interest received on the Note will be taxable as ordinary income as received. In general, if an Offeree who received a Note in partial payment and is entitled to installment treatment transfers such Note, the Offeree's gain will be accelerated. An Offeree who qualifies for capital



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gain treatment may elect not to be taxed on the installment basis resulting in recognition of his or her entire gain in 1998.

     An Offeree who does not qualify for capital gain treatment will be required to recognize as ordinary income in 1998 an amount equal to the sum of the cash and the value of the Note received by such Offeree from the Company without reduction for the cost basis of the shares of Common Stock redeemed.

THE SUBORDINATED NOTES

General

     The payment of the $[___] per share Purchase Price will be in the form of cash to the extent of $[___] per share and the balance of $[___] per share in face amount of the Company's Subordinated Notes dated as of the Expiration Date (the "Notes"). However, Offerees who own [250] shares of Common Stock or less or who are residents of Canada will be paid only in cash. Also, the Company reserves the right to pay cash in lieu of each Note that is equal to or less than a minimum principal amount, not to exceed $10,000, as determined by the Company upon completion of the Offer.

     The Notes will bear interest at a per annum rate determined as described below but not less than [___]%. Interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year (each an "Interest Payment Date"), commencing June 30, 1998, until the principal of the Notes has been paid in full. The principal portion of the Notes will be repaid in seven equal installments, payable annually on June 30 of each year, commencing June 30, 2002, subject to the Company's right to prepay the principal as described below.

     The interest rate on the Notes will be equal to the Applicable Federal Rate but not less than [___]% per annum. The "Applicable Federal Rate" means the rate as of the Expiration Date determined by the Internal Revenue Service pursuant to Section 7520 of the Internal Revenue Code of 1986, as amended, for mid-term obligations with interest payable quarterly. The use of a rate of interest at least equal to the Applicable Federal Rate in connection with an obligation related to the purchase and sale of property assures that the Internal Revenue Service will not attempt to reallocate and recharacterize as interest any portion of the principal payments. If the interest rate on the Notes were being determined as of the date of this Memorandum, it would be [__]%, and the interest rate on the Notes will not be less than such rate.

     The Company does not make any representations that the interest rate on the Notes, taking into consideration all of the terms and conditions of the Notes, represents a market rate of interest or that the fair market value of a
Note is equal to its face amount.

     The Notes are to be issued under an Indenture, to be dated as of March 15, 1998 (the "Indenture"), between the Company and First of America Bank, N.A., Kalamazoo, Michigan, as Trustee (the "Trustee"), a copy of which Indenture is on file at the Company's main offices and a copy of which will be made available upon request and without cost to any Offeree. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to all of the provisions of, the Notes and Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms are referred to, such Sections or defined terms are located in the Indenture and are incorporated herein by reference.




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     The Notes may be presented for registration of transfer or exchange at the offices of the Registrar. Payments of principal and interest on the Notes will be made by check mailed to the registered address of the Person entitled thereto as it appears in the register of the Registrar as of the applicable record date for determining the persons entitled to receive, as applicable, quarterly payments of interest and annual payments of principal under the Notes.

     The Notes will be issued only in registered form, without coupons, in denominations which are an even multiple of $[______]. (Section 2.01.) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06.)

Prepayment

     The Notes may be prepaid at the Company's option, in whole or in part, upon not less than 30 nor more than 60 days' notice mailed to each then current Holder of Notes at his or her address appearing in the register of the Registrar. Any prepayment of Notes will be done on a pro rata basis. The notice will state the Interest Payment Date on which the prepayment shall be made; the amount of the prepayment; if the Notes are being prepaid in part, the portion of the principal amount of the Notes being prepaid and to be outstanding thereafter and that, after the Interest Payment Date on which the prepayment is being made and upon surrender of the Notes, the Notes shall be returned to the Holders after the Company has placed thereon a notation of the amount prepaid and the date of such prepayment; the name and address of the Paying Agent; that the Notes must be surrendered to the Paying Agent to collect the amount being prepaid; and that, unless the Company defaults in making such prepayment, interest on the amount being prepaid ceases to accrue on and after the Interest Payment Date on which the prepayment is being made. If the Company elects to prepay the Notes in whole or in part, it must furnish to the Trustee, at least 45 days but not more than 60 days before the Interest Payment Date on which such prepayment will be made, an Officer's Certificate setting forth (i) the Interest Payment Date on which such prepayment is to be made and (ii) the amount of principal to be prepaid. (Article 3.)

Subordination

     The payment of the principal of and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt. "Senior Debt" means all of the Company's indebtedness for borrowed money from time to time outstanding (other than indebtedness under the Notes) unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Senior Debt does not include tax liabilities owed or owing by the Company or trade payables of the Company. Upon any liquidation, dissolution, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, (i) the holders of all Obligations due in respect of Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or interest on the Notes and (ii) until all Obligations with respect to Senior Debt are paid in full in cash, any distribution to which Holders of Notes would be entitled but for clause (i), above, shall be made to holders of Senior Debt, as their interests may appear. Until all principal and other Obligations with respect to the Senior Debt have been paid in full in cash, the Company shall not make any payments of principal, interest or other Obligation in respect of the Notes and may not acquire from the Trustee or any Holder any Notes for cash or property (other than Permitted Junior Securities) if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof or, if any judicial proceeding shall be pending with respect to any such default.
(Article 9.)

     As of [________], 1998, the Company had approximately $[_________] of Senior Debt outstanding. The Indenture does not prohibit or limit the incurrence of Senior Debt by the Company.

Events of Default

     The following will be Events of Default under the Indenture: (a) failure to pay principal on the Notes when due, continuing for five days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Notes when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure by the Company for 30 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes to comply with the successor provisions of the Indenture; (d) failure by the Company for 60 days after proper notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company (or the payment of which is guaranteed by the Company) whether such Indebtedness or guarantee now exists, or is created after the date hereof, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more; (f) failure by the Company to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (g) certain events in bankruptcy, insolvency or reorganization of the Company. (Section 7.01.) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default has occurred and is continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 7.02.) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 6.05.)

     If an Event of Default has occurred and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 6.02 and 6.04.)

     No Holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to pursue the remedy, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 6.06.) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, or interest on, such Note on or after the respective due dates expressed in such Notes. (Section 6.07.)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 4.03.)

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Notes affected thereby, (a) reduce the principal amount of, or interest on, any Notes, (b) reduce the principal of or change the fixed maturity of any installment of principal on any Notes, (c) reduce the rate of or change the time for payment on any Note, (d) waive a Default or Event of Default in the payment of principal of or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (e) make any Note payable in money other than that stated in the Notes, (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or interest on the Notes, (g) waive any prepayment with respect to which notice has been given to the Holders under
Section 3.03 of the Indenture, or (h) make any change in Section 6.04 or 6.07 of the Indenture or in the amendment and waiver provisions of Section 8.02 of the Indenture. (Section 8.02.)

     The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 8.02.) The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal or interest or the performance of any covenant which may be waived only with the consent of the Holder of each outstanding Note affected. (Section 6.04.)

Consolidation, Merger and Sale of Assets

     The Company may, without the consent of any Holders of Notes, consolidate or merge with or into, or transfer or lease all or substantially all of its assets to, any Person, and any other Person may consolidate or merge with or into, or transfer or lease all or substantially all of its assets to, the Company, provided that (a) the Company is the surviving entity or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases all or substantially all of the assets of the Company is organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Notes and under the Indenture, (b) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (c) certain other conditions are met. (Article 5.)

Restrictions on Transfer

     The Notes are not transferable except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or in a transaction exempt from the registration requirements of the Securities Act, and in accordance with all applicable securities laws of the states of the United States and any foreign jurisdiction. See "The Subordinated Notes; General" for requirements to complete a transfer, including registration of transferred Notes with the Company and payment of applicable expenses. (Section 2.06.)

FUNDING OF OFFER AND SIMULTANEOUS REDEMPTION FROM ESOP

     Management proposes to fund the cash payment to the ESOP and to the Offerees, aggregating approximately $19,500,000, through a restructuring of its current financing agreements. Specifically the Company will set up separate financing lines for its Consumer Products Group and Graphics Division, or the Company, and for the BISSELL Healthcare Division ("BHC").

     The financing for the Company will consist of a private placement of approximately $40 million of senior unsecured notes. These notes are expected to have a ten year maturity with a seven year average life. The coupon is expected to be approximately 110 basis points over the ten year Treasury bond rate, indicating an investment grade security. The notes will rank pari passu with the Company's other senior indebtedness. The notes will contain provisions for a prepayment "make-whole," change in control put, and minimum financial covenants including the following: (1) maintenance of net worth at $27 million plus 40% of net income (positive only), (2) total debt to consolidated operating cash flow not to exceed 3.5 to 1, (3) fixed charges not less than
1.75 to 1, and (4) priority debt such as liens not to exceed 20% of net worth. In addition, the Company will require a senior unsecured revolving credit line of $45 million. Based on cash flow projections, over the next approximately five years, the Company will be able to reduce its outstanding debt to lower, more normal levels of leverage.

     The financing of BHC will consist of a senior unsecured revolving credit line of $25 million.

     Set forth below is a description of the capitalization of the Company on a consolidated basis as of December 31, 1997 and as adjusted for (i) the redemption of shares pursuant to the Offer and the simultaneous redemption of shares of Common Stock from the ESOP, and (ii) the financing of such redemptions as described above. The "as adjusted" numbers are based on the assumptions that the Offer is fully subscribed and that the redemptions pursuant to the Offer and from the ESOP and related financing had occurred on December 31, 1997.


                                                                                              December 31, 1997
                                                                                              -----------------
                                                                                          Actual           As Adjusted
                                                                                          ------           -----------
Short-term debt:
Notes payable to banks and current portion of long-term debt . . . . . . . . .

Long-term debt, net of current portion . . . . . . . . . . . . . . . . . . . .
Shareholders' equity:
  Common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Additional paid in capital . . . . . . . . . . . . . . . . . . . . . . . . .
  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Unearned ESOP shares . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Cumulative foreign currency translation adjustment . . . . . . . . . . . . .
         Total stockholders' equity. . . . . . . . . . . . . . . . . . . . . .
Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


     If the Offer is not fully subscribed, up to an additional [_____] shares of Common Stock may be purchased from the ESOP for cash at the offering price specified in this Memorandum.

APPRAISED VALUE OF COMMON STOCK

     The Company engaged Duff & Phelps, LLC ("D & P") to determine the fair market value for ESOP purposes of the Company's Common Stock as of the most recent practicable date following completion of the Company's audited financial statements for the year ended December 31, 1997 and the Company is using the results of such valuation in connection with the Offer. The valuation was made by D & P as of March [__], 1998 and D & P's conclusion was that the value of a share of the Company's Common Stock as of such date for ESOP purposes was $[___] per share. D & P is an independent firm which provides valuation, financial advisory and consulting services to a wide range of clients in connection with transactions varying in size up to approximately $[__] billion. D & P also has substantial experience in providing valuation services in connection with ESOP-related transactions and providing annual valuations of stock held in ESOP's for many companies. The Company has relied on the qualifications of D & P as an expert in providing valuations for ESOP purposes. The Company has used D & P to value the Common Stock for ESOP purposes for more than [___] years.

     For purposes of making its determination of value, D & P reviewed, among other things, the Company's audited financial statements for the years ended December 31, 19[__] through 1997; strategic plans and financial projections prepared by management, the ESOP plan documents; operating statements for the Company's three separate operating entities; and other internal information. It also interviewed Company management and updated its knowledge of the Company, its business environment and future prospects based on meetings with management. D & P relied on the accuracy and completeness of this information provided to it which it did not independently verify. A summary of the financial projections prepared by management and provided to D & P and the assumptions upon which such projections are based are set forth in the Company's annual report to its shareholders. Offerees should bear in mind that such projections and related assumptions are of future financial and operating performance and as such consist of forward-looking statements. Such projections and assumptions are not to be viewed as facts and should not be relied upon as an accurate representation of future results. Furthermore, because the projections are based on estimates and assumptions about circumstances and events that have not yet taken place, are not within the Company's control and are subject to material variation, there can be no assurance that the anticipated events and assumptions upon which the projections are based will in fact transpire or that the projected results will be attained. Among the many factors which are beyond the control of the Company and which may affect the Company's ability to achieve the projected results are interest rates, the relationship of the United States dollar to foreign currencies and new product introductions by competitors.

     The valuation by D & P is based on its assessment of "fair market value" which it defines to be the price at which an asset would change hands between a willing buyer and a willing seller where the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing, to trade and are well informed about the asset and the market for such asset. Although the valuation was made solely for ESOP purposes and although participants in the ESOP have the right to require the repurchase of their shares at fair market value, D & P did not apply any discount for lack of marketability in arriving at the fair market value of shares of Common Stock. See "Important Factors to be Considered by Offerees." D & P based its determination of fair market value for ESOP purposes on a wide variety of qualitative and quantitative factors which included: (i) the nature and history of the Company's business; (ii) the economic outlook, in general, and the condition of the specific industries in which the Company operates;
(iii) the book value of the Company's Common Stock and the Company's financial condition; (iv) the earnings capacity of the Company; (v) the Company's dividend paying capacity; (vi) any goodwill or intangible value of the Company;
(vi) the market price of securities of corporations engaged in the same or similar lines of business as the Company which are actively traded in a free and open market; (vii) the rights of ESOP participants to require the repurchase of shares; and (viii) the percentage interest being valued, which is less than control.

     In arriving at its determination of fair market value for ESOP purposes, D & P used two different valuation methodologies which D & P has indicated are generally used and accepted within the financial community. They were as follows: (i) discounted cash flow ("DCF") analysis based on projections of future operating results and capital requirements; and (ii) comparative analysis involving a comparison of the Company with publicly traded companies engaged in lines of business similar to those of the Company and with respect to relative performance statistics and valuation multiples.

     In applying the DCF analysis, D & P estimated free cash flow, being the amount estimated to be available by the Company to reinvest in new businesses or to distribute to shareholders in the form of dividends, stock buybacks or debt service. The estimated free cash flows for future years were then discounted to arrive at present value. The discount rate used by D & P was the weighted average of the rates which it determined debt and equity investors would reasonably target for an investment in the business. The rate of return on debt considered the after-tax long-term borrowing rate of companies with credit worthiness similar to the Company, or about [__]% (about [__]% pretax). The rate of return on equity capital was estimated using the Capital Asset Pricing Model ("CAPM") which approximates the 20-year Treasury bond yield plus an equity risk premium based on the nondiversifiable risk inherent in a stock investment. Since the Company is small relative to New York Stock Exchange traded companies, a small stock premium was added to the cost of equity determined by CAPM. The resulting cost of equity was determined to be [__]% and, based on a capital structure of [__]% debt and [__]% capital, D & P arrived at a weighted average cost of capital of [__]%. Such weighted cost of capital, was then used by D & P to value the enterprise and arrive at the fair market value of the equity interests in the Company for ESOP purposes.

     In applying the comparative company approach, D & P examined operating and financial data, market prices and resulting valuation multiples for [__] public companies engaged in businesses that D & P considered to be comparable to the Company's three distinct lines of business. Combining the results of the DCF analysis and the comparative analysis, D & P concluded that $[___] per share represents fair market value of the Company's Common Stock for ESOP purposes.

     A complete copy of the valuation report of D & P is available for inspection by any Offeree and the duly designated representatives of any Offeree at the Company's office at 2345 Walker, N.W., Grand Rapids, Michigan 49544 during regular business hours. To make arrangements for such an inspection, please contact Mr. Daniel T. Caldon, Senior Vice President - Administration at (616) 791-7735.

ANNUAL REPORT

     This Memorandum is accompanied by the Company's annual report to its shareholders for 1997 and should be read in conjunction with such annual report which contains, among other things, the audited financial statements of the Company for its fiscal years ended December 31, 1996 and 1997, management's discussion and analysis of significant changes in line items in the Consolidated Statements of Income between fiscal 1995 and fiscal 1996 and between fiscal 1996 and fiscal 1997, a description of recent developments at the Company, a summary of key operating and balance sheet figures for the past five fiscal years and a five-year summary of the dividend history of the Company and of the appraised value of the Common Stock for ESOP purposes.